Mail Stop 3561

November 13, 2009

Ms. Diane S. Button
Chief Executive Officer
Cactus Ventures, Inc.
251 Jeanell Dr.,
Suite 3
Carson City, NV 89703

      Re: Cactus Ventures, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed February 20, 2009
            Form 10-Q for Quarter Ended March 31, 2009
            Filed May 13, 2009
            Form 10-Q for Quarter Ended June 30, 2009
            Filed August 11, 2009
            Form 10-Q for Quarter Ended September 30, 2009
            Filed March 12, 2009
            File No. 000-52446

Dear Ms. Button:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, F-1

1. Please amend your filing to provide an audit report that opines on the balance sheet as of December 31, 2007 and the statements of income, cash flows and changes in stockholders' equity for the year ended December 31, 2007 in accordance with Article 8-02 of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2009
Form 10-Q for the Quarter Ended June 30, 2009 and
Form 10-Q for the Quarter Ended September 30, 2009

Item 4T. Controls and Procedures, Page 12

2. Please revise to provide conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by each report. Refer to Item 307 of Regulation S-K.

Section 302 Certification

3. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - Reference to "small business issuer" was made in place of using "the registrant" in paragraphs three, four, and five
   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
   Please revise your certification to address the matters noted above.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services